SEC Mail Processing Section
RECEIVED
MAR 01 2011
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211

11018567

G-405

	U. ...SURY	OMB APPROVAL
		OMB # 1535-0089

	FACING PAGE	
ANNUAL AUDITED REPORT	**Information Required of Government Securities**	SEC FILE NO.
FORM G-405	**Brokers and Dealers**	
PART III	**Pursuant to Section 15C of the Securities**	8-38051
	Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2	

REPORT FOR THE YEAR BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

	Official Use Only
MERRILL LYNCH GOVERNMENT SECURITIES INC.	
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

250 Vesey Street
(No. and Street)

New York	New York	10080-1308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Qutub (646) 855-4043
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

PRICEWATERHOUSECOOPERS LLP

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

	X	Certified Public Accountant
		Public Accountant
		Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

AFFIRMATION

We, Lawrence Forte and Robert Qutub, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Merrill Lynch Government Securities Inc. and Subsidiary (the "Company"), as of December 31, 2010, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Lawrence Forte February 25, 2011
President and Chief Executive Officer

Robert Qutub February 25, 2011
Chief Financial Officer

Subscribed and sworn to before me
on this 25 day of February, 2010

Notary Public

SOVANNI BUN
Notary Public, State of New York
No. 01BU6210699
Qualified in New York County
Commission Expires August 24, 2013

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERRILL LYNCH GOVERNMENT SECURITIES INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2010

(U.S. dollars in thousands, except share amounts)

ASSETS		
Cash and cash equivalents	$	376,960
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		343,647
Securities financing transactions		
Receivables under resale agreements (includes $3,644,337 measured at fair value in accordance with fair value option election)		23,411,630
Trading assets, at fair value		
Derivative contracts		188,574
U.S. Government and agencies		58,560
		247,134
Other receivables		
Interest, tax and other		41,341
Affiliates		22,124
Brokers and dealers		17,857
		81,322
Other assets		1,023
Total assets	$	24,461,716
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilites		
Securities financing transactions		
Payables under repurchase agreements	$	22,853,825
Trading liabilities, at fair value		
Derivative contracts		606,606
U.S. Government and agencies		96,754
		703,360
Other payables		
Interest and other		112,030
Affiliates		54,830
Brokers and dealers		14,781
		181,641
Commitments and contingencies		-
Stockholder's equity		
Common stock, $100 par value - 1,000 shares authorized; issued and outstanding		100
Paid-in capital		663,256
Retained earnings		59,534
Total stockholder's equity		722,890
Total liabilities and stockholder's equity	$	24,461,715

The accompanying notes are an integral part of this financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Merrill Lynch Government Securities Inc. ("MLGSI" or the "Company") is a wholly-owned subsidiary of Merrill Lynch & Co. Inc. ("ML&Co." or the "Parent") which is a wholly-owned subsidiary of Bank Of America Corporation ("Bank of America"). MLGSI deals in mortgage-backed pass-through instruments issued by Federal agencies and other government-sponsored entities, such as, among others, Government National Mortgage Association, Fannie Mae and Freddie Mac and also in related futures, options, and forward contracts for its own account, to hedge its own risk, and to facilitate customers' transactions. The Company continues trading government securities for a small population of retail clients and to fulfill affiliate-hedging requirements. An integral part of MLGSI's business involves entering into repurchase and resale agreements. MLGSI's wholly-own subsidiary, Merrill Lynch Money Markets Inc., was dormant throughout 2010. On January 10, 2011, Merrill Lynch Money Markets Inc. was sold at fair value to Merrill Lynch Group Inc., a direct subsidiary of ML&Co.

Basis of Presentation — The Consolidated Financial Statements include the accounts of MLGSI and its subsidiary and are presented in accordance with U.S. Generally Accepted Accounting Principles. Intercompany balances and transactions have been eliminated.

Use of Estimates — The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, of revenues and expenses, and of disclosures of contingent assets and liabilities. Estimates by their nature are based on judgment and available information. Therefore, actual results could be different from these estimates and could have a material impact on the Consolidated Financial Statements, and it is possible that such changes could occur in the near term.

In presenting the Consolidated Financial Statements, management makes estimates regarding:

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of litigation;
- The realization of deferred taxes and the recognition and measurement of uncertain tax positions; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Financial Statements.

Fair Value Measurement —The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including *ASC 320, Investements-, Debt and Equity Securities,* ("Investment Accounting"), ASC 815, *Derivatives and Hedging,* ("Derivatives

Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments – Recognition,* ("fair value option election"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide").

ASC 820, *Fair Value Measurements and Disclosures* ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company adopted the fair value option election for certain repurchase and resale financial instruments. See Note 5 for further information.

Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent the present value of amounts estimated to be received from or paid to a market participant in settlement of these instruments (i.e., the amount the Company would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services, while taking into account the counterparty's creditworthiness, or the Parent's own creditworthiness, as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument, which may impact the results of operations reported in the Consolidated Financial Statements. For instance, on long-dated and illiquid contracts extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to consistently mark to fair value all positions when only a subset of prices is directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models to correlate more closely to the market price of these instruments. The recognition of significant inception gains and losses that incorporate unobservable inputs is reviewed by management to ensure such gains and losses are derived from observable inputs and/or incorporate reasonable assumptions about the unobservable component, such as implied bid-offer adjustments.

Certain financial instruments recorded at fair value are initially measured using mid-market prices which results in gross long and short positions valued at the same pricing level prior to the application of position netting. The resulting net positions are then adjusted to fair value representing the exit price as defined in Fair Value Accounting. The significant adjustments include liquidity and counterparty credit risk.

Liquidity

The Company makes adjustments to bring certain positions from a mid-market to a bid or offer price, depending upon the net open position. The Company values net long positions at bid prices and net short positions at offer prices. These adjustments are based upon either observable or implied bid-offer prices.

Counterparty Credit Risk
In determining fair value, the Company considers the credit risk of its counterparties, including affiliates as well as its own creditworthiness. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for counterparty creditworthiness and this resultant value is incorporated into the fair value of the respective instruments. The Company generally calculates the credit risk adjustment for derivatives based on observable market credit spreads.

Fair Value Accounting also requires that the Parent consider its own creditworthiness when determining the fair value of certain instruments, including OTC derivative instruments. The approach to measuring the impact of the Parent's credit risk on an instrument is done in the same manner as for third party credit risk. The impact of the Parent's credit risk is incorporated into the fair value, even when credit risk is not readily observable, of an instrument such as in OTC derivatives contracts. OTC derivative liabilities are valued based on the net counterparty exposure as described above.

Balance Sheet

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than those used for trading purposes. The amounts recognized for cash and cash equivalents in the Consolidated Balance Sheet approximate fair value.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations—The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the Consolidated Balance Sheet approximate fair value amounts.

Securities Financing Transactions—The Company enters into repurchase and resale agreements and securities borrowed transactions to accommodate customers and earn residual interest rate spreads (also referred to as "matched-book" transactions), obtain securities for settlement and finance inventory positions.

Repurchase and resale agreements are accounted for as collateralized financing transactions and may be recorded at their contractual amounts plus accrued interest or at fair value under the fair value option election. Repurchase and resale agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency.

Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are substantially collateralized.

The Company may use qualifying securities received as collateral from resale agreements to satisfy certain regulatory requirements.

Securities borrowed transactions are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. For these transactions, the fees received by the Company are recorded as interest revenue. On a daily basis, the Company monitors the market value of securities borrowed against the collateral value, and the Company may require counterparties to deposit additional collateral or may return collateral pledged, when appropriate. The carrying value of securities borrowed and loaned transactions recorded at the amount of cash collateral advanced or received approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized.

For securities financing transactions, the Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or pay cash, or return collateral pledged, when appropriate. Securities financing agreements give rise to negligible credit risk as a result of these collateral provisions, and no allowance for loan losses is considered necessary, and the instruments are managed based on market risk rather than credit risk. As a result, no allowance for credit losses is considered necessary.

Substantially all securities financing activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet where it has such a master agreement and the transactions have the same maturity date.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract, to sell or repledge the securities are disclosed parenthetically in Trading assets on the Consolidated Balance Sheet.

Interest rate swaps may be used to modify the interest rate characteristics of long-term resale and repurchase agreements. See the *Derivative contracts* section for additional information on the accounting policy for derivatives.

Trading Assets and Liabilities—The Company's trading activities consist primarily of securities trading, derivatives dealing and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for managing risk exposures in other trading inventory. See the *Derivative contracts* section for additional information on the accounting policy for derivatives.

Trading assets and liabilities are generally recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales

Derivative contracts—A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodities or credit spreads. Derivatives include futures, forwards, swaps or option contracts, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams based on a notional or contractual amount (e.g., interest rate swaps) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities). Derivatives entered into by the Company include options on U.S. Treasury and mortgage-backed securities, futures, interest rate swaps, and forward purchase and sale agreements on to-be-announced ("TBA") mortgage securities. Derivative activity is subject to Bank of America's overall risk management policies and procedures.

Derivatives Accounting, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts ("embedded derivatives") and for hedging activities. Entities are required to recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where the Company believes a legal right to set off exists under an enforceable netting agreement.

The accounting for changes in fair value of a derivative instrument depends on its intended use and if it is designated and qualifies as an accounting hedging instrument.

The Company enters into derivatives to facilitate client transactions, for trading and financing purposes, and to manage its risk exposures arising from trading assets and liabilities. Derivatives entered into for these purposes are recognized at fair value on the Consolidated Balance Sheet as trading assets and liabilities in Derivative contracts.

Other Receivables and Payables - Interest and Other — Interest and other receivables include interest receivable on government obligations, income tax or other receivables transactions. Interest and other payables include interest payable for short-term and long-term borrowings, non-trading derivatives, other reserves, and other payables.

Other Receivables and Payables – Affiliates — The Company engages in trading activities such as providing securities brokerage and financing services with affiliated companies. Payables with affiliated companies include payables for derivative contracts, employee compensation and benefits, and income taxes.

Other Receivables and Payables - Brokers and Dealers — Receivables from brokers and dealers primarily include amounts receivable for securities sold but not delivered by the Company by the settlement date ("fails-to-deliver"), commissions, and net receivables arising from unsettled trades. Payables to brokers and dealers include amounts payable for securities purchased but not received by the Company by the settlement date ("fails-to-receive") and net payables arising from unsettled trades. Brokers and dealers receivables and payables also include amounts related to futures contracts. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value.

Other Assets — Other assets consist primarily of an investment in the Depository Trust Company.

Income Taxes — The Company provides for income taxes on all transactions that have been recognized in the Consolidated Financial Statements in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may assess various sources of evidence in the conclusion as to the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company, the Parent and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax-allocation policy. Included within the Company's net deferred tax assets are carryforward amounts generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these deferred tax assets are more-likely-than-not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company, the Parent and Bank of America, which is relevant due to the intercompany tax-allocation policy. For this purpose, future taxable income was projected based on forecasts, historical earnings after adjusting for past market disruptions and the anticipated impact of the differences between pre-tax earnings and taxable income. The method of allocating income tax expense is determined in accordance with the Bank of America intercompany tax-allocation policy. This policy specifies that income tax expense will be computed for all Bank of America subsidiaries generally on a separate company method, taking into account income tax planning strategies and the tax position of the consolidated group.

The Company recognizes and measures its unrecognized tax benefits in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to a Bank of America state consolidated, combined or unitary return in which the Company is a member will not be reflected in the Company's balance sheet. However, upon Bank of America's resolution of the item, any material impact determined to be attributable to the Company will be reflected in the Company's balance sheet. The Company accrues income-tax-related interest and penalties, if applicable, within income tax expense.

New Accounting Pronouncements — In July 2010, the Financial Accounting Standards Board ("FASB") issued new disclosure guidance on financing receivables and the allowance for credit losses. The new guidance requires further disaggregation of existing disclosures of loans and the allowance for credit losses by portfolio segment and class, and also requires new disclosures about credit quality, impaired loans, and past due and non accrual loans. The additional disclosures include more information, by type of receivable, on credit quality indicators, including aging and significant purchases and sales. These new disclosures are effective for the year ending December 31, 2010, although the disclosures of reporting period activity will first be effective for the first quarter of 2011. This new accounting guidance does not change the accounting model for a loan portfolio or the allowance for credit losses; accordingly, it will have no impact on the Company's consolidated financial position.

In March 2010, the Financial Accounting Standards Board ("FASB") amended Derivatives Accounting to clarify the scope exception for embedded credit derivatives. The amendments define which embedded credit derivatives should be evaluated for bifurcation and separate accounting. The amendments was adopted by the Company on July 1, 2010. The adoption of this new guidance did not have a material impact on the Company's consolidated financial position.

On January 1, 2010, the Company adopted new amendments to Fair Value Accounting. The amendments require disclosure of significant transfers between Level 1 and Level 2 as well as significant transfers in and out of Level 3 on a gross basis. The amendments also clarify existing disclosure requirements regarding the level of disaggregation of fair value measurements and inputs and valuation techniques. The enhanced disclosures required under these amendments are included in Note 3. Beginning January 1, 2011, separate presentation of purchases, sales, issuances and settlements in the Level 3 reconciliation will also be required under the amendments to Fair Value Accounting. This new accounting guidance does not change the classification hierarchy for fair value accounting. Further, it will have no impact on the Company's consolidated financial position.

2. RELATED PARTY TRANSACTIONS

The Company participates with affiliated companies in the sale of certain securities to third parties.

The Company enters into derivative transactions with affiliates. The Company also borrows funds from and lends funds to affiliated companies for securities financing purposes. In addition, the Company relies on subordinated borrowings or credit lines from the Parent (see Note 9).

Affiliate-related balances included in the Consolidated Balance Sheet follow:

Assets:	
Receivables under resale agreements	$ 1,115,286
Tax receivables from Parent	25,345
Affiliate receivables	22,124
	$ 1,162,755
Liabilities:	
Payables under repurchase agreements	$ 18,867,421
Trading liabilities	395,852
Affiliate payables	54,830
Brokers and dealers	14,781
	$ 19,332,884

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange-traded derivatives, U.S. Government securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);
b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which can trade infrequently);
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter ("OTC") derivatives, including interest rate and currency swaps); and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage related assets, including loans, securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own view about the assumptions a market participant would use in pricing the asset or liability (examples include certain residential and commercial mortgage related assets, and long-dated or complex derivatives including certain foreign exchange options).

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore gains and losses for such assets and liabilities categorized within the Level 3 reconciliation below may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3). Further, the following reconciliations do not take into consideration the offsetting effect of Level 1 and 2 financial instruments entered into by the Company that economically hedge certain exposures to the Level 3 positions.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Level 3 gains and losses represent amounts incurred during the period in which the instrument was classified as Level 3. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur.

Transfers between Level 1 and Level 2 assets and liabilities were not significant for the year ended December 31, 2010.

Valuation Techniques

The following outlines the valuation methodologies for the Company's material categories of assets and liabilities:

U.S. Government and agencies

U.S. treasury securities U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

U.S. agency securities U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Mortgage pass-throughs include To-be-announced ("TBA") securities and mortgage pass-through certificates. TBA securities are generally valued using quoted market prices. The fair value of mortgage pass-through certificates is model driven based on the comparable TBA security. Agency issued debt securities and mortgage pass-throughs are generally classified as Level 2 in the fair value hierarchy.

Resale and repurchase agreements
The Company elected the fair value option for certain resale and repurchase agreements. For such agreements, the fair value is estimated using a discounted cash flow model which incorporates inputs such as interest rate yield curves and option volatility. Resale and repurchase agreements for which the fair value option has been elected are generally classified as Level 2 in the fair value hierarchy.

Derivative contracts

Listed Derivative Contracts Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and are classified as Level 1 in the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally classified as Level 2 in the fair value hierarchy.

OTC Derivative Contracts OTC derivative contracts include forwards, swaps and options related to interest rate, foreign currency, credit, equity or commodity underlyings.

(Dollars in Thousands, Except Share Amounts)

The fair value of OTC derivatives is derived using market prices and other market based pricing parameters such as interest rates, currency rates and volatilities that are observed directly in the market or gathered from independent sources such as dealer consensus pricing services or brokers. Where models are used, they are used consistently and reflect the contractual terms of and specific risks inherent in the contracts. Generally, the models do not require a high level of subjectivity since the valuation techniques used in the models do not require significant judgment and inputs to the models are readily observable in active markets. When appropriate, valuations are adjusted for various factors such as liquidity and credit considerations based on available market evidence. In addition, for most collateralized rates and currency derivatives the requirement to pay interest on the collateral may be considered in the valuation. The majority of OTC derivative contracts are classified as Level 2 in the fair value hierarchy.

OTC derivative contracts that do not have readily observable market based pricing parameters are classified as Level 3 in the fair value hierarchy. Examples of derivative contracts classified within Level 3 include contractual obligations that have tenures that extend beyond periods in which inputs to the model would be observable, exotic derivatives with significant inputs into a valuation model that are less transparent in the market.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

Fair Value Measurements on a Recurring Basis
as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Assets:				
Receivables under resale agreements	$ -	$ 3,644,337	$ -	$ 3,644,337
Trading assets, excluding derivative contracts				
U.S. Government and agencies	58,560	-	-	58,560
Derivative contracts	91,003	97,571	-	188,574
Liabilities:				
Trading liabilities, excluding derivative contracts				
U.S. Government and agencies	$ 96,754	-	-	$ 96,754
Derivative contracts	43,792	562,814	-	606,606

There was no changes in fair value of the Company's Level 3 financial assets and liabilities for the year ended December 31, 2010.

Fair Value Option — The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. The fair value option election is permitted on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. For certain financial instruments that are not accounted for at fair value under other applicable accounting guidance, the fair value option election has been made.

The following describes the rationale for electing to account for certain financial assets and liabilities at fair value.

Resale and Repurchase Agreements:
The Company elected the fair value option for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflects the magnitude of the interest rate risk. Resale and repurchase agreements collateralized by U.S. government securities were generally excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions. For the year ended December 31, 2010, the aggregate contractual principal amount of receivables under resale and payables under repurchase agreements for which the fair value option has been elected approximates fair value.

4. TRADING ACTIVITIES

The Company's trading activities consist primarily of securities trading, derivatives dealing and securities financing transactions. While trading activities are primarily generated by client order flow, during the year the Company took positions based on expectations of future market movements and conditions. These positions were sold at fair value to an affiliate during 2010. The Company's trading strategies rely on the integrated management of its client-driven transactions, along with the hedging and financing of these positions.

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by Bank of America.

Market Risk — Market risk is the potential change in an instrument's value caused by fluctuations in interest rates or other market factors. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The principal market risks affecting the Company's financial instruments are interest rate risk and, with respect to mortgage-backed securities, prepayment risk. The following discussion describes these types of market risks faced by the Company.

Interest Rate Risk — Interest rate risk arises from the possibility that changes in interest rates will affect the value of the Company's financial instruments. Interest rate swap agreements, futures, and U.S. Treasury securities and options are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Prepayment Risk — Prepayment risk, which is related to interest rate risk, arises from the possibility that the rate of principal repayment on mortgages will fluctuate, affecting the value of mortgage-backed securities.

Counterparty Credit Risk — The Company is exposed to risk of loss if an individual, counterparty, or issuer fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient or worthless ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various client or counterparty securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other counterparties. The Company seeks to control default risk by requiring counterparties to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk — The Company's exposure to credit risk, both default and credit spread, associated with its trading and other activities, is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 31, 2010, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily results from trading asset positions in instruments issued by the U.S. Government and its agencies and related accrued interest receivable, excluding mortgage-backed securities, amounted to $58,560 at December 31, 2010. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements at December 31, 2010 totaled $19,494,262.

The Company's most significant industry credit concentrations are with financial institutions and municipalities. Financial institutions include other brokers and dealers, commercial banks, finance companies, investment companies, and insurance companies. This concentration arises in the normal course of the Company's trading and financing activities.

Trading Derivatives — The Company's trading derivatives (Derivative contracts) consist of derivatives provided to customers and derivatives entered into for trading strategies or risk management purposes.

Default risk is limited to the current cost of replacing derivative contracts in a gain position. Default risk exposure varies by type of derivative. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of loss is generally limited to a one-day net positive change in market value. Option contracts can be exchange-traded or OTC-transacted. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and typically do not subject the Company to default risk except under circumstances where the option premium is being financed or in cases where the Company is required to post collateral.

To reduce default risk, the Company requires collateral, principally U.S. Government and agencies securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

5. Derivatives

Derivative balances by primary risk — Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk which is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining and netting arrangements. For disclosure purposes below, the primary risk of a derivative is largely determined by the business that is engaging in the derivative activity. For instance, a derivative that is initiated by an interest derivative desk will generally have interest rate risk as its primary underlying market risk and is classified as such for the purposes of this disclosure, despite the fact that there may be other market risks that affect the value of the instrument.

The following table identifies the primary risk for derivative instruments at December 31, 2010. The primary risk is provided on a gross basis, prior to the application of the impact of counterparty and cash collateral netting.

(in thousands)	Contract/ Notional [(1)]	Trading Assets Derivative Contracts	Contract/ Notional [(1)]	Trading Liabilities Derivative Contracts
Interest rate contracts				
Swaps	$ -	$ -	$ 6,239,325	$ 395,272
Futures and forwards	3,986,700	86,763	6,930,500	144,199
Written options	-	-	8,182,000	67,135
Purchased options	6,682,000	101,811	-	-
Gross derivative asset/liabilities	10,668,700	188,574	21,351,825	606,606
Less: Legally enforceable master netting	-	-	-	-
Less: Cash collateral applied	-	-	-	-
Total derivative assets/liabilities	$ -	$ 188,574	$ -	$ 606,606

(1) Represents the total contract/notional amount of the derivatives outstanding and includes both written and purchased protection.

Derivatives as guarantees — The Company enters into certain derivative contracts that meet the definition of a guarantee under ASC 460, *Guarantees* ("Guarantees Accounting"). Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, commodity prices, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the accounting definition of a guarantee include certain written options (e.g., written interest rate and written currency options). The Company does not track, for accounting purposes, whether its clients enter into these derivative contracts for speculative or hedging purposes. Accordingly, the Company has disclosed information about all credit derivatives and certain types of written options that can potentially be used by clients to protect against changes in an underlying, regardless of how the contracts are actually used by the client.

The Company's derivatives that act as guarantees at December 31, 2010 are summarized below:

(in thousands)	Maximum Payout/ Notional	Less than 1 year	Carrying Value [(1)]
Derivative contracts:			
Written options	$ 8,182,000	$ 8,182,000	$ 67,135
Total derivative contracts	$ 8,182,000	$ 8,182,000	$ 67,135

(1) Written options are shown on a gross basis prior to cash collateral or counterparty netting.

Written options — These primarily represent written interest rate options. For such contracts the maximum payout could theoretically be unlimited, because, for example, the rise in interest rates could theoretically be unlimited. The Company does not monitor its exposure to derivatives based on the theoretical maximum payout because that measure does not take into consideration the probability of the occurrence. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value is not a reliable indicator of the Company's exposure to these contracts. Instead, as previously noted, a risk framework is used to define risk tolerances and establish limits to help ensure that certain risk-related losses occur within acceptable, predefined limits.

As the fair value and risk of payment under these contracts are based upon market factors, such as changes in interest rates , the carrying values in the table above reflect the best estimate of the Company's performance risk under these transactions at December 31, 2010.

Credit risk management of derivatives — The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable or unwilling to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, the right to call for third party guarantees, and the purchase of credit default protection.

The Company enters into International Swaps and Derivatives Association, Inc. ("ISDA") master agreements or their equivalent ("master netting agreements") with almost all derivative counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes. Netting agreements

(Dollars in Thousands, Except Share Amounts)

are generally negotiated bilaterally and can require complex terms. While the Company makes reasonable efforts to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt, and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

Where the Company has entered into legally enforceable netting agreements with counterparties, it reports derivative assets and liabilities, and any related cash collateral, net in the Consolidated Balance Sheet in accordance with ASC 210-20, *Balance Sheet-Offsetting*. At December 31, 2010, there was no cash collateral received or paid netted against derivative assets and liabilities.

Credit-risk related contingent features — The majority of the Company's derivative contracts contain credit-risk-related contingent features, primarily within the ISDA agreements, that help to reduce the credit risk of these instruments as compared to other obligations of the respective counterparty with whom the Company has transacted (e.g., other senior debt). These contingent features may be for the benefit of the Company or may benefit the Company's counterparties in respect of changes in the Company creditworthiness.

6. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and resale agreements, securities borrowed transactions and collateral to finance trading inventory positions, obtain securities for settlement, meet customer needs, and earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral in connection with resale agreements and securities borrowed transactions. Under most agreements, the Company is permitted to sell or repledge these securities held as collateral and use these securities to secure repurchase agreements or deliver to counterparties to cover short positions. At December 31, 2010, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $24,769,602, of which $1,115,286 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $24,171,159, of which $18,447,421 have been sold or repledged to affiliated companies.

The Company additionally receives securities as collateral in connection with certain securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge securities received, the Company reports the fair value of such securities received as collateral and the related obligation to return securities received as collateral in the Consolidated Financial Statements. At December 31, 2010, the Company has pledged $277,512 in securities obtained through resale agreements to satisfy regulatory requirements.

The Company pledges firm-owned assets, which are included in Trading assets, to collateralize repurchase agreements and other secured financings. As of December 31, 2010, the pledged securities that can be sold or repledged by the secured party was $0.

The carrying value and classification of securities owned by the Company that have been pledged to counterparties where those counterparties do not have the right to sell or repledge was $58,500 as of December 31, 2010.

7. COMMITMENTS AND CONTINGENCIES

Litigation — In the ordinary course of business, ML&Co. and/or its subsidiaries is routinely a defendant in pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. ML&Co. and/or its subsidiaries is also subject to regulatory examinations, information gathering requests, inquiries, and investigations. In connection with formal and informal inquiries by its regulators, it receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek unspecified or very large damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When loss contingencies are not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and continue to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established. Based on current knowledge, management does not believe that loss contingencies arising from pending litigation and regulatory matters will have a material adverse effect on the financial position or liquidity of the Company.

Other Commitments — In the normal course of business, the Company enters into when-issued and delayed delivery transactions. Settlement of these transactions as of December 31, 2010, would not have had a material effect on the consolidated financial position of the Company.

(Dollars in Thousands, Except Share Amounts)

The Company also obtains standby letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of the Company depositing cash or securities collateral. There were no outstanding letters of credit at December 31, 2010.

8. EMPLOYEE BENEFIT PLANS

The Company participates in various benefit and incentive plans sponsored by the Parent or Bank of America.

Defined Contribution Pension Plans —The defined contribution plans consist of the Retirement Accumulation Plan, the 401(k) Savings and Investment Plan and the incentive plan consists of the Employee Stock Ownership Plan. These plans are available to substantially all U.S. employees who have met service requirements. Disclosures required by ASC 715, "Compensation – Retirement Benefits", are included in the December 31, 2010 Form 10-K of the Parent.

9. SUBORDINATED BORROWINGS

At December 31, 2010, the Company had a $300,000 revolving subordinated debt facility with the Parent and $0 drawn against the facility throughout the year. The revolving subordinated debt facility has a maturity of October 17, 2011.

10. INCOME TAXES

At December 31, 2010, the Company had a current tax receivable from ML&Co. of $9,245.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheet. These temporary differences result in taxable or deductible amounts in future years.

The Company's deferred tax assets at December 31, 2010, which are included in *Interest, tax and other receivables*, are comprised of:

Deferred tax assets		
Net operating loss carryforwards	$	2,784
Employee compensation and retirement benefits		7,791
Depreciation		230
State Tax		4,917
Other		378
Deferred tax assets	$	16,100

At December 31, 2010, the Company had deferred tax assets of approximately $2,800 related to state and local net operating loss carryforwards, which expire begin to expire in 2015.

(Dollars in Thousands, Except Share Amounts)

ML&Co. is under examination by the Internal Revenue Service ("IRS") and other tax authorities in countries and states in which it has significant business operations. The table below summarizes the status of significant tax examinations, by jurisdiction for ML&Co. as of December 31, 2010:

Jurisdiction	Years Under Examination[1]	Status at December, 2010
U.S. Federal	2004	In apeals process
U.S. Federal	2005-2009	Field examination
New York	2007-2008	Field examination

[1] All subsequent tax years in the jurisdictions above remain open to examination.

The IRS proposed adjustments for two issues in the audit for the tax year 2004 which ML&Co. has protested to the Appeals office. The issues involve eligibility for the dividends received deductions and foreign tax credits with respect to a structured investment transaction. ML&Co. intends to protest any proposed adjustments for these two issues for the tax years 2005, 2006, and 2007.

The Company files income tax returns in multiple state jurisdictions each year and is under continuous examination by various state and foreign taxing authorities. While many of these examinations are resolved every year, the Company does not anticipate that resolutions occurring within the next twelve months would result in a material change to the Company's financial position.

At December 31, 2010, the Company did not have any liabilities for unrecognized tax benefits.

As described in Note 1, any unrecognized tax benefit related to a state consolidated, combined or unitary return in which the Company is a member, is not reflected in the Company's Balance Sheet until such time as the tax position is resolved.

While it is reasonably possible that a significant reduction in unrecognized tax benefits related to certain state consolidated, combined or unitary returns will occur within twelve months of December 31, 2010, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes.

11. REGULATORY REQUIREMENTS

As a U.S. Government securities dealer, the Company is subject to the financial responsibility requirements of Section 402.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 (the "Act"). The Act provides that the ratio of liquid capital to total haircuts (as defined) shall be maintained in excess of 1.2 to 1. At December 31, 2010, the Company's liquid capital, total haircuts, and ratio of liquid capital to total haircuts were $603,516, $120,883 and 4.99 to 1, respectively.

12. SUBSEQUENT EVENTS

ASC 855, Subsequent Events, requires the Company to evaluate whether events, occurring after the balance sheet date but before the date this financial statement is available to be issued, require accounting as of the balance sheet date, or disclosure in this financial statement. The Company has evaluated such subsequent events through February 28, 2011.

MERRILL LYNCH GOVERNMENT SECURITIES INC.
AND SUBSIDIARY
(S.E.C. I.D. No. 8-38051)

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2010
* * * * * * *

pwc

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of
Merrill Lynch Government Securities Inc. and Subsidiary:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Government Securities Inc. and its subsidiary (collectively, the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011